UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	05 December 2024 - Board Changes

99.1

Haleon plc: Board Changes

5 December 2024: Haleon plc (the "Company" or "Haleon") (LSE/NYSE: HLN) today announces the following changes to the Board.

Following the reduction of Pfizer Inc.'s shareholding in Haleon plc below 20%, and in line with the Pfizer Relationship Agreement with Haleon plc, David Denton, Non-Executive Director and representative of Pfizer Inc., stepped down from the Board on 4 December 2024.

Bláthnaid Bergin has been appointed as an independent Non-Executive Director and will join the Haleon Board on 24 February 2025.

Bláthnaid Bergin brings financial leadership and strategic planning experience from a variety of consumer-facing businesses. Bláthnaid is currently the Chief Financial Officer of J Sainsbury plc, where she has played a pivotal role in driving the company's financial strategy and operational efficiency initiatives. Prior to joining Sainsbury's, Bláthnaid held senior finance leadership and international positions at Aviva, RSA and GE working across Europe, Asia and Australia. She is a Chartered Accountant. Bláthnaid was previously Non-Executive Director, Chair of the Audit Committee and Senior Independent Director for Artemis Alpha Investment Trust.

Sir Dave Lewis, Haleon's Chair commented: "On behalf of the Board, I would like to thank Dave for his insights and contributions to the Board's discussions. We wish him all the very best for the future. I would like to welcome Bláthnaid to Haleon. With her strong track record of financial leadership and transformation from multiple consumer-facing businesses, Bláthnaid brings a wealth of relevant skills and experience to the Board."

The Company confirms that there is no further information to be disclosed under the requirements of UKLR 6.4.6R and 6.4.8R.

Amanda Mellor
Company Secretary

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: December 05, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary